December 3, 2008

VIA U.S. MAIL, EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549
Attn:  Daniel L. Gordon

Re:	Omega Healthcare Investors, Inc.
Form 10-K for the year ended December 31, 2007
Filed February 15, 2008
File No. 001-11316

Ladies and Gentlemen:

On behalf of Omega Healthcare Investors, Inc. (“Omega” or the “Company”), I am writing this letter in response to a telephone conference call that was held on November 20, 2008 between members of management of Omega and representatives of the Securities and Exchange Commission (the “SEC Staff”) with respect to the SEC Staff’s review of the above-referenced Form 10-K (the “Form 10-K”).

In the conversation held on November 20, 2008, the SEC Staff requested that we provide a written response explaining why Omega believes that the 2006 Advocat lease modifications added value to Omega and more specifically, why the difference between the fair value of the financial instruments exchanged with Advocat was accounted for as a lease inducement.  The SEC Staff also requested Omega provide additional support to explain why we believe fair value accounting of the financial instruments was appropriate and why the difference in the fair value of the financial instruments exchanged was the appropriate basis to determine the value of the lease inducement.

We believe that bifurcation of these transactions into their individual components is the appropriate accounting treatment and is consistent with authoritative accounting guidance.  As mentioned in the Company’s previous responses, the accounting guidance in  FAS No. 115, FAS No. 133, FAS No. 91 and EITF No. 94-8 and EITF No. 01-7 were used to determine the accounting treatment for the exchange of the financial instruments.  In summary, the Company believes that the authoritative literature requires the application of fair value accounting for the financial instruments exchanged.  We have not repeated certain factual information previously presented in the Company’s detailed accounting analysis provided to the SEC Staff on September 12, 2008, rather we are including the additional information that the SEC Staff has specifically requested.

Fair Value Analysis:

Based on our fair value analysis, the following is a summary of the financial instruments exchanged (in millions):

Investments	Surrendered by Omega in Exchange	Received from Advocat in Exchange	Excess Fair Value Surrendered

Series B Convertible Preferred Stock
Fair value of host contract	$(4.7)
Fair value of conversion feature	(10.2)
Series C Non-convertible Preferred Stock		$4.1
2000 Note	(2.5)
2006 Note		2.5
Total Exchanged	$(17.4)	$6.6	$(10.8)

Immediately prior to the exchange of the financial instruments, the accreted (“book”) value of the Series B Convertible Preferred Stock host contract was $3.6 million.  The recorded fair value of the Series B Convertible Preferred Stock host contract was $4.7 million; the $1.1 million difference between fair value and book value was reported through other comprehensive income in accordance with FAS No. 115 as an available-for-sale security.  The SEC Staff requested the Company to further explain why the Company recognized the difference between the fair value of the host contract and the accreted value of the host contract of $1.1 million through income upon the exchange of the financial instruments.  FAS 140 requires de-recognition of the Series B Convertible Preferred Stock and the recognition of the Series C Non-convertible Preferred Stock at its fair value.  The Company believed the exchange of the Series B Convertible Preferred Stock for other financial instruments resulted in the culmination of the earning process and therefore required the Company to realize the $1.1 million difference between the fair value of the host agreement and the accreted (“book”) value of the host agreement through earnings (i.e., the convertible preferred securities were no longer outstanding and therefore the difference between the fair value of the host and the accreted value is required to be recognized in accordance with GAAP through earnings, not other comprehensive income).

The SEC Staff also requested additional explanation of why the Company recognized a gain on the exchange of the 2000 Note.  In 2000 when the Company received the 2000 Note, Advocat was in severe financial distress.  The terms of the 2000 Note did not require principal payments for seven years or interest payments until all other Advocat debt obligations were repaid.  In view of Advocat’s significant financial distress and the fact that principal payments were not due for seven years, the Company believed at the time that the likelihood of Advocat meeting is obligations under the 2000 Note was remote. Accordingly, the Company believed the value of the 2000 Note was de minimis (i.e., it was valued at zero).  Further, in 2000 upon the initial receipt of the 2000 Note, the Company elected to use the cash-basis method to account for the 2000 Note due to the uncertainty of the Notes collectability.

The accrued principal and interest on the 2000 Note as of October 26, 2006 was approximately $2.5 million.  Due to the method of accounting that was selected in 2000 (i.e., cash-basis method), the Company had not recognized any income related to this note because it had not received cash or other forms of consideration related to this note.  In 2006, when the 2000 Note was exchanged for a non-convertible 2006 Note, the Company reviewed the fair value of the 2006 Note that it received and determined that the fair value of the 2006 Note was $2.5 million.  Again, FAS 140 was considered in accounting for the transfer of the financial instruments (and it was not deemed to be a troubled debt restructuring based on Advocat’s financial improvement since initial issuance).  Accordingly, the Company recognized the gain on the 2000 Note because it had received consideration in the form of a new note with a fair value of $2.5 million.  The 2006 Note was paid-off in full by Advocat in 2007.

Economic Value:

The SEC Staff also requested that the Company provide an analysis that supports its position that the lease modification had economic value.  As mentioned on the conference call with the SEC Staff, the modification to the master lease agreement included two significant changes that affected the cash flow generated by the agreement; including: (i) an increase of rent by $687,000 annually, and (ii) an extension of eight years to the term of the master lease (from 2010 to 2018).  The modification also included a provision for annual rent increases of the lesser of 3% or 2 times the Consumer Price Index.  The following table highlights the undiscounted cash flows (i.e., contractual rent) for the remaining term of the original lease as well as the October 2006 amended lease agreement:

Period	October 2006 Amended Contractual Rent	Original Lease Contractual Rent	Favorable Change in Contractual Rent
	(in millions)

Oct – Dec 2006	$3.2	$3.2	$-
Jan – Dec 2007	13.7	13.0	0.7
Jan – Dec 2008	14.1	13.4	0.7
Jan – Dec 2009	14.6	13.9	0.7
Jan – Dec 2010 and Jan – Sept 2010	15.0	10.6	4.4
Jan – Dec 2011	15.5	[Lease Expired]	15.5
Jan – Dec 2012	15.9	[Lease Expired]	15.9
Jan – Dec 2013	16.4	[Lease Expired]	16.4
Jan – Dec 2014	16.9	[Lease Expired]	16.9
Jan – Dec 2015	17.4	[Lease Expired]	17.4
Jan – Dec 2016	17.9	[Lease Expired]	17.9
Jan – Dec 2017	18.5	[Lease Expired]	18.5
Jan – Sept 2018	14.2	[Lease Expired]	14.2
Total	$193.3	$54.1	$139.2

As the above table illustrates, the amended master lease provided significant additional contractual rent (i.e., cash flow) to the Company over the revised term of the lease.  The original term ended in September 2010; the revised term extended the contractual rent through September 2018 and included an increase in the annual base rent of $687,000 immediately.  We recognize that upon the expiration of the initial lease term, we most likely would have been able to lease the buildings to Advocat or another operator; however, in 2006, we where unable to predict what the market for these properties would be in 2010 because such market conditions were not foreseeable.  Accordingly, we believe that the elimination of the optionality of the contract (i.e., risk that Advocat would not renew the lease), as well as market risk regarding prevailing rents at the time of renewal, add considerable value to Omega because is provides more reliability and stability to our cash flow.  The original lease allowed for renewal of the lease at Advocat’s option only.  Please note that at the time of the lease restructuring, Omega had no rights to terminate or otherwise modify the lease prior to 2010, so the certainty of extending these cash flows to 2018, in addition to increasing the base rent by $687,000, was of significant value to Omega.

When evaluating real estate investment trusts such as Omega, investors generally favor longer term leases because of the stability it adds to our cash flow. For example, in each of our capital-raising transactions, both our experience with investors as well as our discussions with investment bankers indicates that the term of our leases and mortgages is important to investors, both in terms of evaluating stability of cash flow and assessing the terms of our leases versus scheduled debt maturities.  As a result, the added stability of our cash flow reduces our cost of capital and therefore adds to our profitability.  We also note that the extension of the lease through September 2018 extends the expiration of the lease beyond all of our debt maturities.

         We sincerely hope that this additional information on the Advocat Restructuring clarifies our accounting and confirms to the SEC Staff that our accounting is in accordance with GAAP.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (410) 427-1722.  Our fax number is (410) 427-8822.

Omega Healthcare Investors, Inc.

By:   /s/ Robert O. Stephenson
               Robert O. Stephenson
               Chief Financial Officer

cc:    Jessica Barberich
         Linda van Doorn
         Louise Dorsey